Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 6, 2012
Relating to Preliminary Prospectus Supplement dated June 6, 2012
Registration Statement No. 333-173951

Liberty Property Limited Partnership

FINAL TERM SHEET

Dated: June 6, 2012

Issuer:	Liberty Property Limited Partnership

Security:	4.125% Senior Notes due 2022

Format:	SEC Registered

Size:	$400,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB / BBB+

Trade Date:	June 6, 2012

Settlement Date:	June 11, 2012 (T+3)

Maturity Date:	June 15, 2022

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2012

Benchmark Treasury:	1.750% due May 15, 2022

Benchmark Treasury Price and Yield:	100-29+ / 1.649%

Spread to Benchmark Treasury:	T+ 250 bps

Yield to Maturity:	4.149%

Coupon:	4.125%

Public Offering Price:	99.805%

Optional Redemption:

Any time prior to March 15, 2022, the notes may be redeemed at an amount equal to the sum of (i) the principal amount plus accrued interest to the redemption date and (ii) Make-Whole Amount of T+ 40 bps. At any time on or after March 15, 2022, the notes may be redeemed at par.

CUSIP / ISIN:	53117CAN2 / US53117CAN20

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:

Barclays Capital Inc.

BB&T Capital Markets, a division of Scott &

Stringfellow, LLC

Capital One Southcoast, Inc

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Mitsubishi UFJ Securities (USA), Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

The Huntington Investment Company

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or UBS Securities LLC toll-free at 1-877-827-6444, ext 561 3884.